December 11, 2009

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	Nobility Homes, Inc.
Form 10-K and 10-K/A for the year ended November 1, 2008
Form 10-Q/A for the period ended January 31, 2009
Form 10-Q/A for the period ended May 2, 2009
Form 10-Q for the period ended August 1, 2009 Your
File No.: 000-06506

Dear Mr. Decker:

        The following information is furnished in response to the comments in your letter to me dated November 6, 2009. Both the comments and Nobility Homes, Inc.‘s (“Nobility”) responses thereto are provided below for your convenience.

Form 10-K for the year ended November 1, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made. please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies, page 19

2.	We note your response to comment three from our letter dated September 22, 2009. Please revise your proposed future filings disclosures to indicate the amount of excess collateral held by your joint venture partner for the $5 million Majestic 21 note payable as of each period presented.

Response:

In future filings, we will indicate the amount of excess collateral held by our joint venture partner for the $5 million Majestic 21 note payable as follows:

Mr. Rufus Decker
December 11, 2009

On May 20, 2009, the Company became a guarantor on a $5 million note payable entered into by Majestic 21, a joint venture in which the Company owns a 50% interest. The $5 million guarantee of Majestic 21‘s debt is for the life of the note which matures on the earlier of May 31, 2019 or when the principal balance is less than $750,000. The amount of the guarantee declines with the amortization and repayment of the loan. As collateral for the loan, 21st Mortgage Corporation (our joint venture partner) has granted the lender a security interest in a pool of loans encumbering homes sold by Prestige Homes Centers, Inc. If the pool of loans securing this note should decrease in value so that the note’s outstanding principal balance is in excess of 80% of the principal balance of the pool of loans, then Majestic 21 would have to pay down the note’s principal balance to an amount that is no more than 80% of the principal balance of the pool of loans. The Company and 21st Mortgage are obligated jointly to contribute the amount necessary to bring the loan balance back down to 80% of the collateral provided. We do not anticipate this happening as the pool of loans securing the note have historically been in excess of 100% of the collateral value. As of July 25, 2009, the amount of excess collateral held by our joint venture partner for the $5 million Majestic 21 note payable was $6,119,645. Based upon management’s analysis, the fair value of the guarantee is not material and as a result, no liability for the guarantee has been recorded in the accompanying balance sheets of the Company.

Form 10-Q for the period ended August 1, 2009

Note 11 – Commitments and Contingent Liabilities, page 13

3.	Your response to comment nine from our letter dated September 22, 2009 indicates that the fair value of the collateral received for defaulted loans is equal to the balance of the defaulted loan. Please tell us the basis for these statements and revise your future filings as appropriate since it appears that in the current declining real estate market it is possible that the fair value of the collateral received could be less than the balance of the defaulted loan. Specifically address your use of the NADA guidebook to establish fair value upon acquisition the collateral received.

Response:

The fair value of the collateral may not always be equal to the balance of the defaulted loan. However, the fair value of the collateral, combined with the amount of the reserve payment from the Finance Revenue Sharing Agreement, which should pay for any losses incurred on the resale, is expected to equal or exceed the amount of the defaulted loan resulting in no loss to the company. The NADA guidebook is primarily used to value a home when we have no land as additional collateral. Homes which have no land as additional collateral only occur on approximately 20% of the homes bought back.

The Company’s future filings will provide the following information:

Mr. Rufus Decker
December 11, 2009

The fair value of the collateral, when combined with the amount of the reserve payment from the Finance Revenue Sharing Agreement reserve for loan losses account, has historically exceeded the amount of the defaulted loan resulting in no loss to the Company. However, if the real estate market further deteriorates, we could experience losses on the disposition of these delinquent loans.

4.	We note your response to comment nine from our letter dated September 22, 2009. Please tell us when you recognize actual liquidation expenses as well the accounting literature you relied upon in determining it was appropriate to recognize these expenses incurred in connection with your finance revenue sharing agreement as a charge against revenue while recognizing liquidation expense reimbursements from 21st Mortgage Corporation as increases to revenue. Please also tell us and revise your future filings to quantify both the dollar amount of actual liquidation expenses you incurred and amount of liquidation reimbursements received from 21st Mortgage Corporation during each period presented.

Response:

Costs to refurbish the pre-owned homes that were bought back to get the units ready for re-sale are incurred by the Company but are reimbursed by 21st Mortgage Corporation when we incur these such costs.  Upon re-sale of the home to an unrelated third party, we prepare a reconciliation to determine the amount (if any) that 21st Mortgage Corporation owes Prestige to cover the costs to refurbish the respective unit (i.e. a gain on sale) or if the refurbishment costs exceeded the limit as set forth in the Finance Revenue Sharing Agreement at which point Prestige would owe 21st Mortgage Corporation a reimbursement (i.e. a loss on sale).  However, this potential loss by Prestige is offset by any additional funds received from the sale of the pre-owned home, which exceeded the repurchase price. Therefore, no expenses are incurred by the Company while refurbishing the pre-owned homes as they are reimbursed to the Company by 21st Mortgage unless they exceed the limit as set forth in the Finance Revenue Sharing Agreement. If the costs do exceed the limit, a loss would be recorded when known and estimatable.

The Company has historically recognized any such gains upon the re-sale of the home to an unrelated third party and recognized any such losses when they were known and could be estimated by management.  Year to date, we have recognized approximately $15,000 in gains related to the re-sale of these homes during 2009 which represents reimbursement of $56,000 of costs incurred by the Company by 21st Mortgage Corporation.

The Company’s future filings will provide the following information:

In the fourth quarter of 2009, we recorded a gain of approximately $15,000 from 21st Mortgage related to the sale of homes repurchased under the finance revenue sharing agreement.

5.	You indicate in your response to comment nine from our letter dated September 22, 2009 that your subsidiary, Prestige Home Centers, would recognize any differences between the unpaid balance of the defaulted loan and the fair value of the collateral as a loss when you receive the home. However, it appears from your response to comment ten from our letter dated September 22, 2009 that your joint venture carries the loan loss reserve for these loans. Please tell us and revise your future filings to clarify how risk of loss on these loans is divided between you and the joint venture and how you provide for loan losses on these defaulted loans representing the difference between the unpaid balance of the defaulted loan and the fair value of the collateral you receive.

Mr. Rufus Decker
December 11, 2009

Response:

If management determines that the fair market value of the collateral is less than the purchase price, after combining the liquidation expense reserves carried by 21st Mortgage Corporation, the Company would book a loss at that time. The risk of loss is carried primarily by 21st Mortgage Corporation as evidenced by the loss reimbursement payment of up to 60% that Prestige can use to cover any shortfall in the sales proceeds from the cost of buying the loan.

The Company’s future filings will use language similar to:

Under the finance revenue sharing agreement, loans that are 30 days past due are considered to be delinquent. At August 1, 2009, 6.76%, or $7,802,691, of the loans in the portfolio subject to the finance revenue sharing agreement were delinquent. At August 1, 2009, there were loan loss reserves of 7.82% of the finance revenue sharing agreement’s loan portfolio, which, based on our historical recovery ratios, should be sufficient to cover our losses on the disposition of delinquent loans. The joint venture partnership is monitoring loan loss reserves on a monthly basis and is adjusting the loan loss reserves as necessary. If the fair market value of the collateral is less than the purchase price, after combining the liquidation expense reserves carried by 21st Mortgage Corporation, the Company would book a loss at that time. The risk of loss is carried primarily by 21st Mortgage Corporation as evidenced by the loss reimbursement payment of up to 60% that Prestige can use to cover any shortfall in the sales proceeds from the cost of buying the loan.

6.	Please revise your discussion of the finance revenue sharing agreement in future filings to provide the disclosures required by paragraphs 13(b) and 13(d) of FIN 45. In particular, you should disclose the maximum potential amount of future undiscounted payments you could be required to make under the finance revenue sharing agreement guarantee (which appears to be $80 million based on your September 8, 2009 response to comment 21 from our letter dated July 24, 2009).

Response:

The Company’s future filings will use language similar to:

The maximum future undiscounted payments we could be required to make under the finance revenue sharing agreement, as of October 31, 2009, is $74,185,175 in repurchase obligations, offset by payments from 21st for the loss reserve reconciliation of $17,433,169 and the proceeds from the sale of the homes (the collateral).

Mr. Rufus Decker
December 11, 2009

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      The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        If you should have any additional questions, please contact the undersigned at (352)732-5157.

Sincerely, /s/ Lynn J. Cramer Treasurer and Principal Accounting Officer